April 19, 2006

Via US Mail and Facsimile

Mr. Bruce W. Thomas, Chief Executive Officer
Cadmus Communications Corporation
1801 Bayberry Court, Suite 200
Richmond, VA 23226


Re:	Cadmus Communications Corporation
	Form 10-K for the year ended June 30, 2005
	Commission File Number:  000-12954

Dear Mr. Thomas:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Cadmus Communications - Form 10-K for Year Ended June 30, 2005

Selected Financial Data, Reconciliation of GAAP to non-GAAP
Measures -
page 12

1. We have reviewed your response to prior comment 1 of our letter dated March 16, 2006. We will not object to the use of either traditional EBIT or EBITDA in connection with your Selected Financial
Data Table or MD&A. We will also not object if you wish to adjust EBIT or EBITDA to exclude the impact of discontinued operations and the cumulative effect of the accounting change. However, as stated in our previous comments, since you are presenting these non-GAAP financial measures as performance measures we will not accept adjustments in filed documents for either other recurring items or such "infrequent" or "unusual" items as those included in the line item captioned "Restructuring and other charges." Please revise your
Form 10-K to eliminate these adjustments. Your current presentation does not comply with Item 10 of Regulation S-K and the related staff guidance.

2. We particularly note your interest in meeting the needs of bondholders and commercial bankers. If you are presenting these particular non-GAAP measures and adjustments because they are intended to demonstrate your degree of compliance with specific debt covenants or coverage ratios, we will not object to their presentation solely in that context. In that case, the presentation should be confined to your financing discussions in MD&A. Your accompanying reconciliations and discussions should clearly state the reasons for the presentation and should identify the particular credit facility or debt instrument to which they relate. Your attention is invited to Question 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures" dated June 13, 2003 for guidance in preparing these disclosures. Please also provide us with a copy of the debt agreement and identify for us the particular covenant or coverage ratio which your non-GAAP presentation is intended to illustrate.

3. Refer to your response to prior comment 2 of our above referenced letter. With regard to such recurring charges as depreciation, if you elect to present EBITDA as a performance measure, you should also discuss the material limitations associated with the use of the non-
GAAP measure as compared to the use of the most directly comparable
GAAP financial measure. Finally, you should explain how management compensates for those limitations when using the non-GAAP financial measure. Specifically, your disclosures should discuss the fact that the elimination of depreciation expense would not allow for any useful comparison with competitors that acquire their operating assets substantially through the use of operating leases because their lease costs would not be eliminated in their EBITDA presentations.

Financial Statements

Note 4. Joint Venture, page 40

4. Please tell us the purchase price for the equity shares of KGL held by Datamatics. If significant, that price should be disclosed either in your amended Form 10-K or in your Form 10-Q for the quarter ended
March 31, 2006.


Selected Quarterly Financial Data, page 56

5. As previously requested, please do not present any non-GAAP financial measures or discussions in or around the financial statements or within Item 8 of the Form 10-K. Those disclosures should be limited to sections of the filing containing Selected Financial Data and MD&A (Items 6 and 7 of the Form 10-K).
Further,
while we will not object to the exclusion of the impact of discontinued operations and the cumulative effect of the change in accounting principle from the standard EBITDA computation, the other unusual adjusting items such as restructuring charges should not be excluded if you are using EBITDA as a performance measure. Please amend your Form 10-K to remove these disclosures from your filed document.

General

6. Consideration should be given to providing us with a draft of your proposed revisions prior to filing your amended document. We may have further comments upon review of that material.


* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Rob Perdue at 202-551-3303 or Margery Reich at 202-551-3347 if
you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

								Sincerely,




								David R. Humphrey
								Branch Chief


Via Facsimile: Paul Suijk, Chief Financial Officer
		(804) 287-5691
Cadmus Communications Corporation
April 19, 2005
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